



Feed the Mass DNP
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: June 13, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Feed the Mass DNP

Founded: January 19, 2016

Address: 80 NW Davis St.
            Portland, OR 97209

Industry: Community Food Services

Employees: 12

Website: https://www.feedthemass.org/

Use of Funds Allocation:

If the maximum raise is met:

$116,360 (93.84%) – of the proceeds will go towards working capital- new kitchen opening
$200 (0.16%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 9,073 Followers





Business Metrics:

	FY22	FY23	YTD 3/19/2024
Total Assets	$438,735	$237,798	$287,218
Cash & Cash Equivalents	$376,717	$80,027	$52,641
Accounts Receivable	$12,665	$91,096	$112,660
Short-term Debt	$19,908	$75,353	$64,266
Long-term Debt	$0	$0	$0
Revenue	$1,574,132	$797,852	$328,819
Cost of Goods Sold	$1,286,931	$653,416	$199,058
Taxes	$0	$0	$0
Net Income	-$188,549	-$256,382	$60,507

Recognition:

Feed the Mass DNP (DBA Feed the Mass) served 170,000 free meals and rescued 115,000 pounds of food from waste in their first year. In 2024, they will enhance their culinary education programs, expand their meal services, and strengthen their community partnerships. Their sales growth metrics include increasing meal service subscriptions, expanding their reach through strategic marketing initiatives, and tracking the growth of their culinary education program enrollment.

Feed the Mass DNP (DBA Feed the Mass) is bridging community empowerment with food access and education, creating a brighter future for all. They're tackling food insecurity head-on, offering culinary education programs, nutritious meals, and impactful community initiatives.

For more information, contact our Customer Support Team at support@thesmbx.com

